UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and certain of its subsidiaries who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
Financial Statements as of and for the
Years Ended December 31, 2025 and 2024,
Supplemental Schedule as of and for the
Year Ended December 31, 2025

UPS 401(k) Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
UPS 401(k) Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 18, 2026
We have served as the auditor of the Plan since at least 1992; however, an earlier year could not be reliably determined

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024
(In thousands)

	2025	2024
ASSETS:
Participant-directed investments — at fair value (Note 3)	$14,795,147	$13,327,277
Participant-directed investments — at contract value (Note 5)	407,756	335,562
Total investments	15,202,903	13,662,839
Receivables:
Notes receivable from participants	35,050	32,660
Participant contributions	5	10
Employer contributions	461,210	490,791
Investment income and other	2,746	3,010
Total receivables	499,011	526,471

Total assets	15,701,914	14,189,310
LIABILITIES:
Accounts payable	5,076	3,935
Total liabilities	5,076	3,935

NET ASSETS AVAILABLE FOR BENEFITS	$15,696,838	$14,185,375
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(In thousands)

	2025	2024

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$14,185,375	$13,098,560
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	444,739	467,855
Employer contributions	557,875	598,265
Participant rollovers	10,115	6,813
Interest and dividend income	123,993	131,965
Total additions	1,136,722	1,204,898

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Transfers from Plan (Note 1)	451	$—
Benefits to Plan participants	(1,325,227)	(1,290,637)
Administrative expenses (Note 2)	(12,768)	(11,304)
Total deductions	(1,337,544)	(1,301,941)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair value of investments	1,712,285	1,183,858

NET INCREASE IN NET ASSETS	1,511,463	1,086,815

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$15,696,838	$14,185,375

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1	DESCRIPTION OF THE PLAN
General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and certain of its subsidiaries ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Participants should refer to the Plan documents for more complete information.
The Plan became effective July 1, 1988 and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the Internal Revenue Service ("IRS") yearly limits, on a pretax and/or Roth after-tax ("Roth 401(k)") basis under the rules of Section 401(k) of the Internal Revenue Code ("IRC"). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan within 90 days of employment, unless they affirmatively elect not to participate in the Plan. Effective January 1, 2023, the deferral rate increases 1% annually until it reaches 15% of eligible compensation or is changed by the participant. Prior to January 1, 2025, automatically enrolled participants initially have their deferral rate set at 6% of pre-tax eligible compensation and their contributions invested in an age appropriate target date fund unless and until changed by the participant. Effective January 1, 2025, employees are automatically enrolled within 90 days of employment at a 3% pre-tax rate and contribution percentage will increase by 1% annually until the contribution reaches 15%. The Plan also allows for contributions to be made on an after-tax basis by participants with eligible compensation of less than $150,000.
Employer Contributions - UPS makes “SavingsPlus” (as defined in the Plan documents) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation. The SavingsPlus matching contributions for 2025 and 2024 were $129.290 million and $141.847 million, respectively.
The UPS Retirement Plan (a defined benefit pension plan sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who do not participate in the UPS Retirement Plan receive a “UPS Retirement Contribution” (as defined in the Plan documents) in addition to the SavingsPlus matching contribution. For employees eligible to receive the UPS Retirement Contribution, UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vested service and business unit. Effective January 1, 2025, participants hired or re-hired, and who are otherwise eligible to receive a UPS Retirement Contribution shall be eligible to receive an annual UPS Retirement Contribution equal to 3% of their eligible compensation regardless of their years of service.
On June 23, 2017, the Company amended the Plan (the "Amendment") so that non-union employees who participated in the UPS Retirement Plan would, in addition to then-current benefits under the Plan, earn a UPS Retirement Contribution beginning January 1, 2023. Also effective beginning January 1, 2023, the Amendment increased the UPS Retirement Contribution to 5% to 8% (from 3% to 8% prior to 2023 for employees hired after July 1, 2016) of eligible compensation to the Plan based on years of vested service for all eligible participants.
Contributions are made annually in cash to the accounts of participants. UPS Retirement Contributions, net of forfeitures, associated with these Plan provisions were $337.915 million for 2025 and $356.956 million for 2024 and were remitted on April 1, 2026 and March 27, 2025, respectively. These amounts are included in Receivables: Employer contributions in the statements of net assets available for benefits.
The Amendment also provides for transition contributions ("UPS Transition Payments") for certain participants hired before December 31, 2007, who were eligible participants in the UPS Retirement Plan. The amount of transition contributions for 2025 and 2024 were $90.670 million and $99.462 million, respectively.
On September 16, 2024, UPS completed its divestiture of Coyote Logistics LLC, Inc. ("Coyote"). Pre-tax contributions, Roth 401(k) contributions and after-tax contributions are no longer permitted under the Plan for participants whose employer company was Coyote for pay periods beginning on or after September 13, 2024. Coyote participants are eligible to maintain their current holdings in the UPS Savings Plan indefinitely or withdraw their funds at any time.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The Plan provides that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:
•Participants may contribute up to 50% of their eligible compensation on a pretax and/or as a Roth 401(k) basis.
•Prior to August 1, 2024, participants could contribute through a deferral of up to 100% of their Management Incentive Program ("MIP") cash award on a pre-tax basis. Effective August 1, 2024, participants may only defer up to 80% of their MIP on a pre-tax basis. MIP is part of UPS's incentive compensation programs. Non-executive management program eligibility is determined annually by the executive officers of UPS. Awards granted to executive officers are approved by the Compensation and Human Capital Committee of the UPS Board of Directors.
•Participants may contribute, through a deferral of up to 100% of their discretionary day payout on a pretax and/or Roth 401(k) basis.
•Participants may contribute, through a deferral of up to 100% of eligible compensation attributable to the Sales Incentive Program bonus program on a pretax and/or Roth 401(k) basis.
•Prior to the divestiture, participants who were employed by Coyote could contribute through a deferral of up to 100% of eligible compensation attributable to certain bonuses on a pre-tax and/or Roth 401(k) basis.
•Participants may contribute an additional 10% of their eligible compensation on an after-tax basis, but no more than $14,000 in after-tax contributions is allowed in any plan year.
•Participants age 50 and older, or who will turn 50 during the Plan year, are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to an IRS determined maximum. The maximum catch-up contribution was $7,500 for 2025 for participants age 50-59 and 64 and older and $11,250 for participants age 60-63 and may be indexed each year for inflation. Starting in 2026, those earning $150,000 or more during the previous year must designate catch-up contributions as Roth 401(k).
•Effective January 1, 2025, participants must be employed on the last day of the period for which the contribution was made in order to receive the contribution. To receive SavingsPlus Matching Contributions, participants must be employed on the last day of the calendar quarter to receive any portion of the contribution. For employees hired after December 31, 2024, the contribution is 100% vested after three years of service, or if earlier, age 62. The contribution is forfeited if a participant terminates employment before satisfying the vesting requirement. For UPS Retirement Contributions and UPS Transition Contributions, participants must be employed on the last day of the calendar year to receive any portion of those contributions for that year.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including short-term investments, guaranteed investment contracts ("GICs") and common and collective trust funds. Effective April 4, 2025, the plan ceased offering additional shares of UPS Class A common stock as an investment option. Within the self-managed account, participants can invest in mutual funds and individual securities listed on major U.S. securities exchanges.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from each participant's account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, upon termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions.
Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan documents, the forfeited amount will be reinstated. During the years ended December 31, 2025 and 2024, the Company used $9.021 million and $21.936 million of forfeitures to reduce employer contributions, respectively. The amount of unallocated forfeitures as of December 31, 2025 and 2024 was not material.

Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or certain residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.25% to 11.60% and outstanding loans have maturity dates through 2040. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, participants become fully vested and the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. Bank of New York Mellon serves as the trustee for all assets of the Plan.

2	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Recent Accounting Pronouncements - Accounting pronouncements issued, but not effective until after December 31, 2025, are not expected to have a material impact on the Plan's statement of net assets available for benefits or statement of changes in net assets available for benefits.
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, unitized funds, common and collective trust funds, registered investment companies, GICs, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value, with the exception of the GICs which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all marketable securities. The value of each share of UPS class A common stock held by the Plan as of December 31, 2025 and 2024 is equal to the closing price of a share of UPS class B common stock as reported by the New York Stock Exchange on the last trading day of the applicable year as the class A common stock is readily convertible on a 1:1 basis to class B common stock.
Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds as of December 31, 2025 or 2024. The redemption frequency is immediate and there are no other redemption restrictions.
Investments in GICs are recorded based on the contract value per each individual contract. Generally, contract value is equal to participant deposits, plus credited interest. Contract value may be subject to adjustments in connection with contract holder directed withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can invest in registered investment companies and individual securities listed on major U.S. securities exchanges. The majority of these investments are stated at fair value based upon quoted market prices, with the exception of corporate bonds purchased by participants which are valued based on observable market inputs.
Administrative Expenses - Administrative expenses of the Plan are paid by the participants as provided in the Plan documents. UPS provides certain accounting, audit, legal and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for Plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the participants as provided in the Plan documents. Administrative fees for 2025 and 2024 were as follows (in thousands):

	2025	2024
Investment advisory and management fees	$1,260	$1,389
Plan administrator fees	3,514	3,002
Personal advisor fees	7,994	$6,913
Total administrative expenses	$12,768	$11,304

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan documents.
Employer Contributions Receivable - Employer contributions receivable are obligations from UPS to the participants for the Plan year, which are not settled until after the Plan year has ended.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits. Excess contributions payable as of December 31, 2025 were insignificant. For the year ended December 31, 2024, the Plan did not pass certain other non-discrimination requirements. As a result, for the year ended December 31, 2024, de minimis contributions were refundable to certain participants.

3	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:
•Level 1 - securities valued using unadjusted quoted prices from active markets for identical assets.
•Level 2 - securities not traded on an active market but for which observable market inputs are readily available.
•Level 3 - securities valued based on significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table presents information about our investments measured at fair value on a recurring basis at December 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$816,248	$—	$—	$816,248
Mutual funds	66,504	—	—	66,504
Interest-bearing cash	100,170	—	—	100,170
U.S. government securities	5,225	—	—	5,225
Corporate debt securities	—	13,747	—	13,747
Interest-bearing cash	36,111	—	—	36,111
Common and collective trusts:
Equity funds	—	7,580,787	—	7,580,787
Fixed-income funds	—	1,246,667	—	1,246,667
Lifestyle funds	—	3,432,403	—	3,432,403
Multi-asset funds	—	77,761	—	77,761
U.S. government securities	—	321,912	—	321,912
UPS stock fund	1,097,612	—	—	1,097,612
Total investments — at fair value	$2,121,870	$12,673,277	$—	$14,795,147

	Fair Value Measurements at December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$683,669	$—	$—	$683,669
Mutual funds	57,655	—	—	57,655
Interest-bearing cash	90,094	—	—	90,094
U.S government securities	7,226	—	—	7,226
Corporate debt securities	—	16,823	—	16,823
Interest-bearing cash	23,229	—	—	23,229
Common and collective trusts:
Equity funds	—	6,630,548	—	6,630,548
Fixed-income funds	—	1,120,109	—	1,120,109
Lifestyle funds	—	2,837,792	—	2,837,792
Multi-asset funds	—	73,093	—	73,093
U.S. government securities	—	337,093	—	337,093
UPS Stock Fund	1,449,946		—	1,449,946
Total investments - at fair value	$2,311,819	$11,015,458	$—	$13,327,277
* The investments within the self-managed accounts include a variety of categories of common stock, mutual funds, bonds and cash.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers into or out of Level 3 during 2025 or 2024.

4	FEDERAL INCOME TAX STATUS
The IRS determined and informed UPS by a letter dated February 22, 2016 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 there were no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there were currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

5	INVESTMENTS IN INSURANCE CONTRACTS
As of December 31, 2025, the Plan maintained one GIC related investment option, the Stable Value Fund. The underlying contracts within this fund are synthetic GICs and are considered to be fully benefit responsive in accordance with ASC 962, Plan Accounting - Defined Contribution Pension Plans; therefore, the GICs are reported at contract value in the Statement of Net Assets Available for Benefits. Generally, contract value is equal to participant deposits, plus credited interest. Contract value may be subject to adjustments in connection with contract holder directed withdrawals. The contract value of the investment in insurance contracts as of December 31, 2025 and 2024 was $407.756 million and $335.562 million, respectively.

The underlying investments within the Stable Value Fund consist of a short-term investment fund and five separate GIC contracts issued by five separate issuers. The earnings on the contracts are based on an interest rate applied to the Stable Value Fund's outstanding balance in each contract. The interest rates are analyzed and may be reset by each issuer quarterly for each contract. The interest credited rate to participants in the Stable Value Fund for both the years ended December 31, 2025 and 2024 was approximately 5%. The contracts within the Stable Value Fund have a 0% floor crediting interest rate, guaranteed by wrapper contract agreements or the issuer. The wrapper contracts are agreements with the wrap issuers, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan and provide a guarantee that the crediting rate will not fall below 0%. There are no valuation reserves recorded to adjust contract amounts. Underlying asset performance, net cash flows of the participant contribution, withdrawal activity and duration of assets are factors that could influence the average interest credited rate.
Premature termination in whole or part of each contract is at the discretion of the Plan sponsor and generally involves a payment adjusted to the contract's fair value. The contracts permit a book value corridor through which a threshold percentage of the contract terms is available at book value in the event of certain employer actions including, but not limited to, layoffs, retirement incentive programs, or partial or total plan terminations.
Certain employer-initiated events may limit the ability of the Plan to transact at contract value with the issuers and could require participants to transact at fair value. Such events include, but are not limited to, material or adverse amendments to the Plan, complete or partial Plan termination, creation of certain competing investment options or changes to the qualification status of the Plan.
In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Such events may be different under each contract and include, but are not limited to, material or adverse amendments to the Plan, changes to the qualification status of the Plan, breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The Plan administrator believes that no events are probable that would limit the Plan's ability to transact at contract value with the contract issuers or that would limit the ability of the Plan to transact at contract value with the participants.

6	PARTY-IN-INTEREST TRANSACTIONS
Exempt Party-In-Interest Transactions
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. Bank of New York Mellon, Voya Financial, and Charles Schwab are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.514 million and $3.002 million for the years ended December 31, 2025 and 2024, respectively. Fees paid by the Plan for investment management services were $1.260 million and $1.389 million for the years ended December 31, 2025 and 2024, respectively. Fees paid by the Plan for personal advisor services were $7.994 million and $6.913 million for the years ended December 31, 2025 and 2024, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2025 and 2024, the Plan held 11,065,754 and 11,498,378 shares of UPS class A common stock with a fair value of $1.098 billion and $1.450 billion and a cost basis of $1.389 billion and $1.471 billion, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income on UPS class A common stock of $73.635 million and $76.976 million, respectively.
The Plan issues loans to participants under the deferred arrangement portion of the Plan, which are secured by the vested balances in the participants’ accounts. Refer to Note 1 for further description of the notes receivable from participants.
Nonexempt Party-In-Interest Transactions
There were no nonexempt party-in-interest transactions during the years ended December 31, 2025 and 2024.

7	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Net assets available for benefits per the financial statements	$15,696,838	$14,185,375
Adjustment for deemed distributions from participant loans	(374)	(339)
Adjustment from contract value to fair value for synthetic GICs	10,060	3,100
Net assets available for benefits per Form 5500	$15,706,524	$14,188,136

A reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	2025	2024
Net increase in net assets available for benefits per the financial statements	$1,511,463	$1,086,815
Adjustment for deemed distribution income from participant loans	(35)	423
Adjustment from contract value to fair value for synthetic GICs	6,960	(4,214)
Total income per Form 5500	$1,518,388	$1,083,024

SUPPLEMENTAL SCHEDULE

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	36,110,782	shares	**	$36,111

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	BlackRock Government Short-Term Investment Fund	321,911,904	units	**	321,912
*	BlackRock US Debt Index Fund	116,852,746	units+	**	1,246,667
*	BlackRock Emerging Markets Index Fund F	13,664,780	units+	**	179,842
*	BlackRock Extended Equity Index Fund	162,012,057	units+	**	1,719,871
*	BlackRock MSCI World Equity ex-US Fund F	106,425,760	units+	**	1,345,158
*	BlackRock Equity Index Fund F	378,061,165	units+	**	4,335,915
*	BlackRock Strategic Completion Non-Lendable Fund F	5,102,604	units	**	77,761
*	BlackRock LifePath 2021 Income Fund F	6,967,827	units+	**	74,088
*	BlackRock LifePath 2024 Income Fund F	10,454,677	units+	**	111,311
*	BlackRock LifePath 2027 Income Fund F	15,008,550	units+	**	160,183
*	BlackRock LifePath 2030 Income Fund F	20,511,981	units+	**	219,995
*	BlackRock LifePath 2033 Income Fund F	24,128,517	units+	**	260,134
*	BlackRock LifePath Paycheck 2035 Fund F	14,440,349	units+	**	156,214
*	BlackRock LifePath 2036 Income Fund F	8,202,310	units+	**	88,900
*	BlackRock LifePath Paycheck 2040 Fund F	29,562,767	units+	**	322,397
*	BlackRock LifePath Paycheck 2045 Fund F	32,920,639	units+	**	362,035
*	BlackRock LifePath Paycheck 2050 Fund F	35,919,693	units+	**	398,292
*	BlackRock LifePath Paycheck 2055 Fund F	39,846,993	units+	**	443,609
*	BlackRock LifePath Paycheck 2060 Fund F	41,483,556	units+	**	462,139
*	BlackRock LifePath Paycheck 2065 Fund F	23,568,798	units+	**	262,552
*	BlackRock LifePath Paycheck 2070 Fund F	2,629,090	units+	**	29,288
*	BlackRock LifePath Paycheck 40-60 Retirement Fund F	7,154,790	units+	**	75,996
*	BlackRock LifePath Paycheck 50-50 Retirement Fund F	494,230	units+	**	5,271

	Total common and collective trust investments				12,659,530

	GUARANTEED INVESTMENT CONTRACT INVESTMENTS:
(1)	BlackRock 1-3 Year Government Bond Index Fund	188,976	units	**	26,132
(1)	BlackRock Intermediate Term Gov't Bond Fund	346,941	units	**	17,255
(1)	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	250,886	units	**	3,736
(1)	BlackRock Intermediate Term Bond Index Fund	870,022	units	**	60,610
(1)	BlackRock Asset Backed Securities Index Fund	703,541	units	**	29,851
(1)	BlackRock Mortgage-Backed Securities Index Fund	647,262	units	**	37,256
(1)	BlackRock Commercial Mortgage-Backed Securities Index Fund	330,370	units	**	11,658
(1)	Ally Auto Receivables Trust 2025‑1, Class A‑3 Asset‑Backed Notes	207,000	units	**	208
(1)	BANK5 2025‑5YR19, Class A‑2 Commercial Mortgage Pass‑Through Certificates	1,360,000	units	**	1,385
(1)	BANK5 2025-5YR17 Commercial Mortgage Pass-Through Certificates, Class A-2	2,650,000	units	**	2,694
(1)	BANK5 2024-5YR7 SER 2024-5YR7 CL A-35.76900% 06/15/2057 BOND	1,275,000	units	**	1,337
(1)	Benchmark 2025-V16 Mortgage Trust Commercial Mortgage Pass-Through Certificates, Class A-2	560,122	units	**	573
(1)	BENCHMARK MORTGAGE SER 2024-V9 CL A-3 5.60190% 08/17/2057 TR 2024-V9 BOND	1,137,032	units	**	1,187
(1)	BMO MORTGAGE TR SER 2024-5C4 CL A-2 6.04500% 05/17/2057 2024-5C4 BOND	1,148,638	units	**	1,209

(1)	CAP ONE MULTI-AST SER 2023-1 CL A 4.42000% 05/15/2028 EXEC 2023-1 BOND	750,000	units	**	753
(1)	CARMAX AUTO OWNER SER 2023-4 CL A-3 6.00000% 07/17/2028 TRUST 2023-4 BOND	351,024	units	**	356
(1)	CHASE ISSUE TR SER 2024-1 CL A 4.60000% 01/16/2029 2024-1 BOND	900,000	units	**	910
(1)	CNH EQUIP TRUST SER 2024-A CL A-3 4.77000% 06/15/2029 2024-A BOND	590,308	units	**	596
(1)	CNH EQUIPMENT TRUST SER 2024-B CL A-3 5.19000% 09/17/2029 2024-B BOND	793,378	units	**	807
(1)	DAIMLER TRUCKS SER 2023-1 CL A-3 5.90000% 03/15/2027 RETAIL 2023-1 BOND	257,241	units	**	259
(1)	DISCOVER CARD SER 2023-1 CL A 4.31000% 03/15/2028 EXECUTION NOTE T BOND	725,000	units	**	727
(1)	FEDL NATL MTG ASSN SER 2015-093 CL 3-MB1.25000% 11/25/2041	497,954	units	**	486
(1)	FEDL NATL MTG ASSN SER 2016-088 CL 8-LA2.50000% 04/25/2042	1,099,645	units	**	1,073
(1)	Fannie Mae REMIC Trust 2019-14, Class DA	1,439,652	units	**	1,437
(1)	Fannie Mae REMIC Trust 2024-73, Class PA	1,176,098	units	**	1,194
(1)	Fannie Mae REMIC Trust 2024-73, Class PA	1,440,146	units	**	1,451
(1)	FEDL HOME LN MTG CRPSER 3919 CL AY 4.00000% 09/15/2031	1,025,385	units	**	1,027
(1)	FEDL HOME LN MTG CRPSER 4838 CL VA 4.00000% 03/15/2036	469,349	units	**	471
(1)	FEDL HOME LN MTG CRPSER 5009 CL GD 2.50000% 02/25/2040	666,737	units	**	651
(1)	Freddie Mac Structured Pass-Through Certificates, Series K-5257, Class GA	1,566,251	units	**	1,559
(1)	Freddie Mac Structured Pass-Through Certificates, Series K-5343, Class CA	515,434	units	**	520
(1)	Freddie Mac Structured Pass-Through Certificates, Series K-5357, Class A	1,025,832	units	**	1,025
(1)	Freddie Mac Structured Pass-Through Certificates, Series K-5394, Class AV	1,614,051	units	**	1,638
(1)	FEDL NATL MTG ASSN SER 2011-010 CL 0-AB3.00000% 02/25/2041	732,509	units	**	717
(1)	FEDL NATL MTG ASSN SER 2024-009 CL 9-NP5.39000% 06/25/2044	257,623	units	**	259
(1)	Ginnie Mae REMIC Trust 2023-5, Class EC	1,173,075	units	**	1,193
(1)	GOVT NATL MTG ASSN SER 2022-190 CL 0-CA5.00000% 08/20/2043	792,165	units	**	795
(1)	GOVT NATL MTG ASSN SER 2022-107 CL 7-A 3.00000% 05/20/2035	50,810	units	**	51
(1)	GOVT NATL MTG ASSN SER 2022-153 CL 3-HA4.50000% 02/20/2042	1,022,912	units	**	1,021
(1)	GOVT NATL MTG ASSN SER 2022-168 CL 8-MH4.50000% 01/20/2052	920,306	units	**	927
(1)	GOVT NATL MTG ASSN SER 2023-111 CL PG 5.00000% 05/20/2053	748,549	units	**	753
(1)	GOVT NATL MTG ASSN SER 2024-022 CL HA 5.00000% 02/20/2039	492,890	units	**	495
(1)	Ginnie Mae REMIC Trust 2025-47, Class MA	611,354	units	**	618
(1)	Ginnie Mae REMIC Trust 2025-50, Class D	200,762	units	**	203
(1)	JOHN DEERE OWNER TR SER 2024-B CL A-3 5.20000% 03/15/2029 2024-B BOND	588,000	units	**	598
(1)	JOHN DEERE OWNER TR SER 2023-C CL A-3 5.48000% 05/15/2028 2023-C BOND	540,601	units	**	547
(1)	JOHN DEERE OWNER SER 2024 CL A-3 4.96000% 11/15/2028 TRUST 2024 BOND	200,000	units	**	202
(1)	LOUISIANA LOC GOVT ENVIRONMENTAL FACS &05.08100% 06/01/2031CMNTY DEV AUTH SYS RESTORATION TAXABL	899,807	units	**	921
(1)	Mercedes-Benz Auto Receivables Trust 2023-2 Asset-Backed Notes, Class A-3	428,485	units	**	435
(1)	Nissan Auto Receivables Owner Trust 2025-A Asset-Backed Notes, Class A-3	538,000	units	**	546
(1)	UNITED STATES TREAS SER AN-2027 4.50000% 05/15/2027 NTS NOTE	30,000	units	**	31
(1)	U.S. Treasury Note, 4.25% due 01/15/2028	2,416,000	units	**	2,499
(1)	U.S. Treasury Note, 3.875% due 07/15/2028	814,000	units	**	836
(1)	U.S. Treasury Note, 3.625% due 08/15/2028	4,965,000	units	**	5,046
(1)	Volkswagen Auto Lease Trust 2023-A Asset-Backed Notes, Class A-3	203,285	units	**	204
(1)	Volkswagen Auto Lease Trust 2025-B Asset-Backed Notes, Class A-3	712,000	units	**	716
(1)	WORLD OMNI AUTO SER 2023-D CL A-3 5.79000% 02/15/2029 2023-D BOND	190,969	units	**	194
(1)	WORLD OMNI AUTO REC SER 2024-A CL A-3 4.86000% 03/15/2029 TR 2024-A BOND	468,417	units	**	472
(1)	AbbVie Inc Fixed 11/21/2029 3.20%	987,000	units	**	961
(1)	Affirm Asset Securitization Trust 2024-A Mortgage Bond 02/15/2029 5.61%	450,000	units	**	452
(1)	Affirm Asset Securitization Trust 2025-X2 Mortgage Bond 10/15/2030 4.93%	100,000	units	**	100
(1)	Air Lease Corp Fixed 02/01/2028 5.30%	588,000	units	**	612
(1)	Alabama Power Co Fixed 04/02/2035 5.10%	134,000	units	**	139
(1)	Aligned Data Centers Issuer LLC Mortgage Bond 08/17/2048 6.00%	500,000	units	**	505
(1)	Ally Auto Receivables Trust 2024-1 Mortgage Bond 12/15/2028 5.08%	131,297	units	**	132
(1)	Amazon.com Inc Fixed 11/20/2030 4.10%	406,000	units	**	409

(1)	American Airlines 2025-1 Class A Pass Through Trust Fixed 05/11/2038 4.90%	112,000	units	**	111
(1)	American Electric Power Co Inc Fixed 03/15/2056 5.80%	630,000	units	**	635
(1)	American Express Co Fixed 07/27/2029 5.28%	588,000	units	**	619
(1)	American Heritage Auto Receivables Trust 2024-1 Mortgage Bond 09/17/2029 4.90%	149,000	units	**	151
(1)	American International Group Inc - AIGROUP Fixed 05/07/2030 4.85%	66,000	units	**	68
(1)	American International Group Inc - AIGROUP Fixed 06/30/2030 3.40%	374,000	units	**	361
(1)	American Tower Corp Fixed 07/15/2028 5.25%	534,000	units	**	562
(1)	AmeriCredit Automobile Receivables Trust 2025-1 Mortgage Bond 03/19/2029 4.22%	86,000	units	**	86
(1)	Amgen Inc Fixed 03/02/2028 5.15%	588,000	units	**	612
(1)	Amphenol Corp Fixed 02/15/2033 4.40%	212,000	units	**	212
(1)	Aon Corp / Aon Global Holdings PLC Fixed 05/28/2027 2.85%	347,000	units	**	343
(1)	AASET MT-1 Ltd Mortgage Bond 02/16/2050 5.24%	248,878	units	**	250
(1)	Apollo Debt Solutions BDC Fixed 12/08/2028 5.20%	153,000	units	**	153
(1)	Aqua Finance Issuer Trust 2025-B Mortgage Bond 05/17/2051 4.79%	115,960	units	**	117
(1)	Arbor Realty Commercial Real Estate Notes 2025-FL1 LLC Mortgage Bond 01/20/2043 5.09%	230,471	units	**	230
(1)	AT&T Inc Fixed 03/01/2029 4.35%	935,000	units	**	954
(1)	AutoNation Finance Trust 2025-1 Mortgage Bond 11/13/2029 4.62%	74,000	units	**	75
(1)	Auxilior Term Funding 2024-1 LLC Mortgage Bond 07/15/2031 5.49%	100,000	units	**	102
(1)	Ballyrock CLO 19 Ltd Mortgage Bond 04/20/2035 4.99%	425,000	units	**	429
(1)	BANK 2017-BNK4 Mortgage Bond 05/15/2050 3.36%	994,655	units	**	990
(1)	BofA Auto Trust 2025-1 Mortgage Bond 11/20/2029 4.35%	120,000	units	**	121
(1)	Bank of America Corp - BOA Fixed 04/25/2029 5.20%	1,174,000	units	**	1,215
(1)	Bank of Montreal Fixed 06/05/2026 5.30%	640,000	units	**	646
(1)	BANK5 2024-5YR12 Mortgage Bond 12/15/2057 5.42%	715,000	units	**	741
(1)	BAT International Finance PLC Fixed 02/02/2029 5.93%	320,000	units	**	344
(1)	Bayer US Finance LLC Fixed 11/21/2026 6.13%	400,000	units	**	408
(1)	Bayview Opportunity Master Fund VII 2024-CAR1 LLC Mortgage Bond 12/26/2031 4.97%	98,365	units	**	99
(1)	Benchmark 2024-V11 Mortgage Trust Mortgage Bond 11/15/2057 5.42%	348,970	units	**	363
(1)	Boeing Co/The Fixed 05/01/2030 5.15%	881,000	units	**	914
(1)	Bayview Opportunity Master Fund VII Trust 2024-SN1 Mortgage Bond 03/15/2028 5.66%	90,635	units	**	91
(1)	Brown & Brown Inc Fixed 06/23/2032 5.25%	209,000	units	**	214
(1)	Canadian Imperial Bank of Commerce/Canada - CANIMP Fixed 04/28/2028 5.00%	588,000	units	**	607
(1)	Canadian Imperial Bank of Commerce/Canada - CANIMP Fixed 04/08/2029 5.26%	220,000	units	**	231
(1)	Capital One Financial Corp Fixed 06/08/2029 6.31%	1,138,000	units	**	1,199
(1)	Capital One Multi-Asset Execution Trust Mortgage Bond 05/15/2028 4.42%	1,000,000	units	**	1,004
(1)	Capital One NA Fixed 08/09/2028 1.90%	600,000	units	**	638
(1)	Capital One Prime Auto Receivables Trust 2022-2 Mortgage Bond 05/17/2027 3.66%	57,115	units	**	57
(1)	Capital One Prime Auto Receivables Trust 2023-1 Mortgage Bond 02/15/2028 4.87%	35,649	units	**	36
(1)	Capital One Prime Auto Receivables Trust 2023-1 Mortgage Bond 08/15/2028 4.76%	340,000	units	**	343
(1)	CARDS II Trust Mortgage Bond 07/15/2029 4.40%	473,000	units	**	475
(1)	Carrier Global Corp Fixed 02/15/2031 2.70%	694,000	units	**	651
(1)	Carvana Auto Receivables Trust 2021-N1 Mortgage Bond 01/10/2028 1.30%	92,825	units	**	92
(1)	CenterPoint Energy Inc Fixed 06/01/2029 5.40%	981,000	units	**	1,021
(1)	Chase Auto Owner Trust 2024-4 Mortgage Bond 07/25/2029 4.94%	327,830	units	**	331
(1)	Chase Issuance Trust Mortgage Bond 07/15/2030 4.16%	482,000	units	**	488
(1)	Chevron USA Inc Fixed 08/13/2028 4.05%	485,000	units	**	496
(1)	Cigna Group/The Fixed 10/15/2028 4.38%	613,000	units	**	624
(1)	Citibank NA - CITIBANK Fixed 05/29/2030 4.91%	700,000	units	**	724
(1)	CGMS Commercial Mortgage Trust 2017-B1 Mortgage Bond 08/15/2050 3.20%	930,650	units	**	919
(1)	Citizens Auto Receivables Trust 2024-1 Mortgage Bond 04/17/2028 5.11%	91,909	units	**	93
(1)	Citizens Auto Receivables Trust 2024-2 Mortgage Bond 08/15/2028 5.33%	263,262	units	**	266
(1)	Citizens Financial Group Inc Fixed 01/23/2030 5.84%	49,000	units	**	52
(1)	CLI Funding IX LLC Mortgage Bond 06/20/2050 5.35%	95,908	units	**	98
(1)	CNH Equipment Trust 2021-C Mortgage Bond 04/16/2029 1.41%	260,000	units	**	260

(1)	CNH Equipment Trust 2023-B Mortgage Bond 02/15/2029 5.60%	308,376	units	**	314
(1)	Consolidated Edison Co of New York Inc Fixed 04/01/2030 3.35%	640,000	units	**	626
(1)	Concord Music Royalties LLC Mortgage Bond 07/20/2075 5.51%	261,000	units	**	266
(1)	Connecticut Light and Power Co/The Fixed 01/15/2030 4.95%	730,000	units	**	766
(1)	Consumers Energy Co Fixed 02/15/2029 4.90%	881,000	units	**	920
(1)	Corebridge Financial Inc Fixed 01/15/2034 5.75%	232,000	units	**	249
(1)	Cousins Properties LP Fixed 07/15/2030 5.25%	326,000	units	**	344
(1)	Cousins Properties LP Fixed 02/15/2032 5.38%	154,000	units	**	162
(1)	CVS Health Corp Fixed 03/25/2028 4.30%	401,000	units	**	407
(1)	Daimler Trucks Retail Trust 2023-1 Mortgage Bond 03/15/2027 5.90%	89,887	units	**	91
(1)	DataBank Issuer II LLC Mortgage Bond 09/27/2055 5.18%	339,000	units	**	335
(1)	DataBank Issuer Mortgage Bond 02/27/2051 2.06%	500,000	units	**	498
(1)	Dell International LLC / EMC Corp Fixed 06/15/2026 6.02%	72,000	units	**	73
(1)	Dllad 2024-1 LLC Mortgage Bond 07/20/2029 5.30%	132,000	units	**	135
(1)	Dryden 108 CLO Ltd Mortgage Bond 07/18/2037 5.03%	236,842	units	**	239
(1)	DTE Energy Co Fixed 07/01/2027 4.95%	191,000	units	**	198
(1)	Duke Energy Corp Fixed 01/05/2027 4.85%	470,000	units	**	486
(1)	Eaton Corp Fixed 05/18/2028 4.35%	320,000	units	**	325
(1)	Ecolab Inc Fixed 03/24/2030 4.80%	588,000	units	**	611
(1)	Enel Finance International NV Fixed 09/30/2028 4.13%	600,000	units	**	605
(1)	Enterprise Fleet Financing 2025-2 LLC Mortgage Bond 06/20/2029 4.41%	138,000	units	**	140
(1)	Enterprise Products Operating LLC Fixed 07/31/2029 3.13%	454,000	units	**	446
(1)	Equinix Inc Fixed 11/18/2029 3.20%	694,000	units	**	669
(1)	ERP Operating LP Fixed 06/15/2032 4.95%	95,000	units	**	97
(1)	Exelon Corp Fixed 03/15/2028 5.15%	881,000	units	**	914
(1)	Exeter Automobile Receivables Trust 2024-3 Mortgage Bond 07/16/2029 5.70%	113,000	units	**	115
(1)	Exeter Automobile Receivables Trust 2024-5 Mortgage Bond 03/15/2028 4.45%	43,799	units	**	44
(1)	Extra Space Storage LP Fixed 07/01/2026 3.50%	626,000	units	**	635
(1)	Fannie Mae Pool Mortgage Bond 03/01/2035 3.00%	134,712	units	**	132
(1)	Fannie Mae Pool Mortgage Bond 01/01/2055 6.00%	1,966,820	units	**	2,061
(1)	Fannie Mae Pool Mortgage Bond 01/01/2055 5.00%	1,437,531	units	**	1,453
(1)	Fannie Mae Pool Mortgage Bond 09/01/2035 5.00%	542,588	units	**	556
(1)	Fannie Mae Pool Mortgage Bond 10/01/2040 5.00%	348,364	units	**	355
(1)	Fannie Mae Pool Mortgage Bond 08/01/2040 5.00%	485,000	units	**	494
(1)	Fannie Mae Pool Mortgage Bond 11/01/2040 5.00%	515,000	units	**	527
(1)	Fannie Mae Pool Mortgage Bond 02/01/2050 3.00%	457,783	units	**	416
(1)	Fannie Mae Pool Mortgage Bond 11/01/2052 4.50%	1,935,241	units	**	1,917
(1)	Fannie Mae Pool Mortgage Bond 08/01/2050 3.50%	1,207,585	units	**	1,137
(1)	Fannie Mae Pool Mortgage Bond 04/01/2051 3.00%	2,858,637	units	**	2,577
(1)	Fannie Mae Pool Mortgage Bond 07/01/2053 5.00%	2,336,749	units	**	2,370
(1)	Fannie Mae Pool Mortgage Bond 05/01/2040 3.50%	1,040,488	units	**	1,010
(1)	Fannie Mae Pool Mortgage Bond 03/01/2054 6.00%	369,696	units	**	387
(1)	Fannie Mae Pool Mortgage Bond 09/01/2031 1.50%	173,704	units	**	165
(1)	Fannie Mae REMICS Mortgage Bond 07/25/2033 4.00%	253,156	units	**	253
(1)	Federal Realty OP LP Fixed 07/15/2027 3.25%	445,000	units	**	446
(1)	Freddie Mac Multifamily Structured Pass Through Certificates Mortgage Bond 10/25/2031 4.68%	386,250	units	**	397
(1)	Ford Credit Auto Lease Trust 2025-A Mortgage Bond 02/15/2029 4.78%	363,000	units	**	368
(1)	Ford Credit Auto Owner Trust 2023-A Mortgage Bond 01/15/2029 5.07%	500,000	units	**	506
(1)	Fortress Credit Opportunities XXXI CLO Ltd Mortgage Bond 07/20/2033 5.38%	374,989	units	**	380
(1)	Foundry JV Holdco LLC Fixed 01/25/2033 5.90%	200,000	units	**	215
(1)	Freddie Mac Pool Mortgage Bond 06/01/2053 5.50%	2,610,479	units	**	2,672
(1)	Freddie Mac Pool Mortgage Bond 09/01/2053 5.50%	2,039,789	units	**	2,112
(1)	Freddie Mac Pool Mortgage Bond 11/01/2054 5.00%	1,589,393	units	**	1,598
(1)	Freddie Mac Pool Mortgage Bond 01/01/2055 6.00%	1,853,322	units	**	1,941

(1)	Freddie Mac Pool Mortgage Bond 01/01/2055 6.00%	1,864,492	units	**	1,953
(1)	Freddie Mac Pool Mortgage Bond 01/01/2055 6.00%	1,928,965	units	**	2,019
(1)	Freddie Mac Pool Mortgage Bond 09/01/2052 4.00%	1,382,646	units	**	1,326
(1)	Freddie Mac Pool Mortgage Bond 05/01/2055 5.50%	3,228,398	units	**	3,306
(1)	GE HealthCare Technologies Inc Fixed 08/14/2029 4.80%	95,000	units	**	99
(1)	GE HealthCare Technologies Inc Fixed 01/15/2031 4.80%	288,000	units	**	301
(1)	General Motors Financial Co Inc Fixed 07/15/2030 5.45%	262,000	units	**	281
(1)	General Motors Financial Co Inc Fixed 04/04/2032 5.63%	117,000	units	**	124
(1)	General Motors Financial Co Inc Fixed 06/23/2028 5.80%	881,000	units	**	914
(1)	GMF Floorplan Owner Revolving Trust Mortgage Bond 11/15/2028 4.92%	400,000	units	**	404
(1)	Georgia Power Co Fixed 03/15/2030 4.55%	315,000	units	**	324
(1)	Global Payments Inc Fixed 11/15/2030 4.88%	356,000	units	**	359
(1)	GM Financial Automobile Leasing Trust 2024-2 Mortgage Bond 05/22/2028 5.36%	156,000	units	**	158
(1)	Goldentree Loan Management US Clo 9 Ltd Mortgage Bond 04/20/2037 5.38%	1,000,000	units	**	1,014
(1)	Goldman Sachs Group Inc/The Fixed 10/21/2029 4.15%	717,000	units	**	723
(1)	Ginnie Mae II Pool Mortgage Bond 02/20/2052 3.50%	758,441	units	**	699
(1)	Government National Mortgage Association Mortgage Bond 11/20/2050 4.50%	618,553	units	**	622
(1)	GreenSky Home Improvement Trust 2024-1 Mortgage Bond 06/25/2059 5.67%	171,162	units	**	176
(1)	Home Depot Inc/The Fixed 09/15/2032 4.50%	347,000	units	**	356
(1)	Honda Auto Receivables 2023-4 Owner Trust Mortgage Bond 06/21/2028 5.67%	46,774	units	**	47
(1)	HSBC USA Inc Fixed 06/03/2028 4.65%	585,000	units	**	596.13
(1)	Huntington Bancshares Inc/OH Fixed 01/15/2031 5.27%	187,000	units	**	197.12
(1)	Hyundai Auto Lease Securitization Trust 2025-C Mortgage Bond 07/17/2028 4.36%	335,000	units	**	338.4
(1)	ING Groep NV Fixed 03/28/2028 4.02%	800,000	units	**	808.55
(1)	Intercontinental Exchange Inc Fixed 09/15/2027 4.00%	613,000	units	**	622.1
(1)	IRV Trust 2025-200P Mortgage Bond 03/14/2047 5.29%	265,000	units	**	273.59
(1)	JB Hunt Transport Services Inc Fixed 03/15/2030 4.90%	520,000	units	**	539.03
(1)	John Deere Owner Trust 2023 Mortgage Bond 12/17/2029 5.01%	435,000	units	**	439.68
(1)	JPMorgan Chase & Co Fixed 10/22/2031 4.26%	490,000	units	**	493.1
(1)	JPMorgan Chase & Co Fixed 07/24/2029 5.30%	1,174,000	units	**	1,237.42
(1)	JPMorgan Chase & Co Fixed 10/22/2027 6.07%	320,000	units	**	328.77
(1)	Keurig Dr Pepper Inc Fixed 05/25/2028 4.60%	588,000	units	**	595.61
(1)	Kinder Morgan Inc Fixed 03/01/2028 4.30%	613,000	units	**	624.88
(1)	Kite Realty Group LP Fixed 12/15/2031 4.95%	716,000	units	**	730.28
(1)	Kubota Credit Owner Trust 2023-1 Mortgage Bond 06/15/2027 5.02%	221,183	units	**	222.55
(1)	LAD Auto Receivables Trust 2024-3 Mortgage Bond 03/15/2030 4.93%	565,000	units	**	573.56
(1)	Lincoln National Corp Fixed 03/01/2028 3.80%	347,000	units	**	346.34
(1)	Lockheed Martin Corp Fixed 05/15/2028 4.45%	320,000	units	**	325.75
(1)	M&T Bank Auto Receivables Trust 2024-1 Mortgage Bond 02/17/2032 5.22%	227,139	units	**	230.16
(1)	M&T Bank Corp Fixed 07/08/2031 5.18%	346,000	units	**	365.1
(1)	M&T Equipment 2025-LEAF1 Notes Mortgage Bond 09/17/2029 4.78%	100,000	units	**	101.44
(1)	Marathon Petroleum Corp Fixed 03/01/2030 5.15%	253,000	units	**	264.97
(1)	Mars Inc Fixed 03/01/2030 4.80%	595,000	units	**	617.96
(1)	Marsh & McLennan Cos Inc Fixed 03/15/2030 4.65%	365,000	units	**	377.46
(1)	Merchants Fleet Funding LLC Mortgage Bond 04/20/2037 5.82%	182,543	units	**	184.05
(1)	Meta Platforms Inc Fixed 05/15/2028 4.60%	881,000	units	**	902.69
(1)	Meta Platforms Inc Fixed 11/15/2032 4.60%	353,000	units	**	358.93
(1)	MetroNet Infrastructure Issuer LLC Mortgage Bond 08/20/2055 5.40%	124,954	units	**	126.96
(1)	Mexico Government International Bond Fixed 05/13/2030 6.00%	232,000	units	**	244.95
(1)	Morgan Stanley Fixed 01/20/2027 3.63%	347,000	units	**	351.76
(1)	Morgan Stanley Fixed 10/18/2029 4.13%	351,000	units	**	353.77
(1)	Morgan Stanley Fixed 07/20/2029 5.45%	1,174,000	units	**	1,240.79
(1)	Morgan Stanley Capital I Trust 2016-BNK2 Mortgage Bond 11/15/2049 3.05%	600,000	units	**	590.24
(1)	Mosaic Co/The Fixed 01/15/2029 4.35%	222,000	units	**	223.96
(1)	MPLX LP Fixed 03/15/2028 4.00%	613,000	units	**	619.1

(1)	National Rural Utilities Cooperative Finance Corp Fixed 09/15/2028 5.05%	881,000	units	**	917.3
(1)	NatWest Group PLC Fixed 09/13/2029 5.81%	550,000	units	**	582.65
(1)	Neuberger Berman Loan Advisers CLO 41 Ltd Mortgage Bond 04/15/2034 4.95%	350,000	units	**	353.57
(1)	Neuberger Berman Loan Advisers CLO 47 Ltd Mortgage Bond 04/16/2035 5.20%	1,000,000	units	**	1,010.73
(1)	New Residential Mortgage Loan Trust 2024-NQM3 Mortgage Bond 11/25/2064 5.47%	154,831	units	**	157.62
(1)	NextEra Energy Capital Holdings Inc Fixed 09/01/2027 4.55%	317,000	units	**	325.78
(1)	NextGear Floorplan Master Owner Trust Mortgage Bond 03/15/2028 5.74%	300,000	units	**	301.78
(1)	NextGear Floorplan Master Owner Trust Mortgage Bond 09/15/2029 4.42%	250,000	units	**	252.29
(1)	Nissan Auto Receivables 2022-A Owner Trust Mortgage Bond 12/17/2029 2.07%	49,858	units	**	49.71
(1)	NRG Energy Inc Fixed 10/15/2030 4.73%	326,000	units	**	330.02
(1)	NRG Energy Inc Fixed 03/15/2033 7.00%	588,000	units	**	662.91
(1)	NY Commercial Mortgage Trust 2025-299P Mortgage Bond 02/10/2047 5.66%	100,000	units	**	105.77
(1)	Octane Receivables Trust 2023-3 Mortgage Bond 03/20/2029 6.44%	33,774	units	**	34.01
(1)	Octane Receivables Trust 2024-3 Mortgage Bond 05/20/2030 4.94%	67,023	units	**	67.49
(1)	OneMain Direct Auto Receivables Trust 2019-1 Mortgage Bond 11/14/2028 3.95%	616,771	units	**	617.09
(1)	ONEOK Inc Fixed 11/15/2032 6.10%	588,000	units	**	634.74
(1)	OBX 2024-NQM18 Trust Mortgage Bond 10/25/2064 5.41%	86,404	units	**	87.3
(1)	Oracle Corp Fixed 09/26/2032 4.80%	271,000	units	**	266.36
(1)	Oscar US Funding XVI LLC Mortgage Bond 02/10/2028 5.54%	178,000	units	**	179.44
(1)	OWL Rock Clo XXI LLC Mortgage Bond 07/24/2034 5.27%	421,488	units	**	426.54
(1)	Paychex Inc Fixed 04/15/2030 5.10%	170,000	units	**	177
(1)	PECO Energy Co Fixed 09/15/2035 4.88%	530,000	units	**	543.82
(1)	PenFed Auto Receivables Owner Trust 2022-A Mortgage Bond 12/15/2028 4.83%	125,000	units	**	125.41
(1)	Pfizer Investment Enterprises Pte Ltd Fixed 05/19/2028 4.45%	588,000	units	**	599.03
(1)	PFS Financing Corp Mortgage Bond 10/15/2028 5.52%	610,000	units	**	618.41
(1)	Philip Morris International Inc Fixed 02/15/2030 5.13%	588,000	units	**	619.71
(1)	Phillips Edison Grocery Center Operating Partnership I LP Fixed 08/15/2032 5.25%	250,000	units	**	262.9
(1)	Phillips Edison Grocery Center Operating Partnership I LP Fixed 07/15/2034 5.75%	108,000	units	**	116
(1)	PK Alift Loan Funding 7 LP Mortgage Bond 03/15/2043 4.75%	244,196	units	**	245.27
(1)	Plains All American Pipeline LP / PAA Finance Corp Fixed 01/15/2031 4.70%	85,000	units	**	86.81
(1)	PNC Financial Services Group Inc/The Fixed 08/13/2026 1.15%	374,000	units	**	369.39
(1)	PNC Financial Services Group Inc/The Fixed 06/12/2029 5.58%	588,000	units	**	611.8
(1)	PRPM 2025-RPL4 LLC Mortgage Bond 05/25/2055 3.00%	182,964	units	**	174.49
(1)	Prologis LP Fixed 06/15/2028 4.88%	588,000	units	**	603.45
(1)	Prologis Targeted US Logistics Fund LP Fixed 04/01/2029 5.25%	306,000	units	**	319.25
(1)	Public Service Co of Colorado Fixed 09/15/2035 5.15%	427,000	units	**	442.39
(1)	Public Service Electric and Gas Co Fixed 08/01/2033 5.20%	881,000	units	**	934.44
(1)	Public Storage Operating Co Fixed 01/15/2029 5.13%	588,000	units	**	621.8
(1)	Realty Income Corp Fixed 07/15/2033 4.90%	640,000	units	**	664.9
(1)	Regatta XX Funding Ltd Mortgage Bond 01/15/2038 5.08%	1,000,000	units	**	1,011.08
(1)	Retained Vantage Data Centers Issuer LLC Mortgage Bond 08/15/2050 5.09%	137,000	units	**	136.16
(1)	Rockford Tower CLO 2025-1 Ltd Mortgage Bond 03/31/2038 5.11%	500,000	units	**	506.18
(1)	Royal Bank of Canada Fixed 08/01/2028 5.20%	588,000	units	**	619.14
(1)	Royal Caribbean Cruises Ltd Fixed 01/15/2036 5.38%	92,000	units	**	93.86
(1)	Santander Drive Auto Receivables Trust 2024-5 Mortgage Bond 11/15/2028 4.62%	110,387	units	**	110.79
(1)	Santander Drive Auto Receivables Trust 2025-1 Mortgage Bond 03/17/2031 5.04%	281,000	units	**	285.04
(1)	Santander Drive Auto Receivables Trust 2025-2 Mortgage Bond 05/15/2031 5.06%	365,000	units	**	370.3
(1)	Santander Drive Auto Receivables Trust 2025-4 Mortgage Bond 01/15/2032 4.52%	56,000	units	**	56.26
(1)	Santander Holdings USA Inc Fixed 01/09/2030 6.17%	401,000	units	**	430.01
(1)	SCF Equipment Leasing 2024-1 LLC Mortgage Bond 01/20/2032 5.52%	100,000	units	**	102.09
(1)	SCF Equipment Leasing 2025-1 LLC Mortgage Bond 11/21/2033 5.11%	152,000	units	**	155.44
(1)	SFS Auto Receivables Securitization Trust 2024-1 Mortgage Bond 05/21/2029 4.95%	37,001	units	**	37.28
(1)	SoFi Consumer Loan Program 2025-1 Trust Mortgage Bond 02/27/2034 4.80%	108,630	units	**	109.11
(1)	Southern California Edison Co Fixed 03/15/2030 5.25%	81,000	units	**	84.41
(1)	Stack Infrastructure Issuer LLC Mortgage Bond 05/25/2050 5.00%	370,262	units	**	366.39

(1)	Summit Issuer LLC Mortgage Bond 11/20/2055 5.21%	292,024	units	**	293.39
(1)	T-Mobile US Trust 2024-2 Mortgage Bond 05/21/2029 4.25%	136,000	units	**	136.83
(1)	T-Mobile USA Inc Fixed 02/01/2028 4.75%	613,000	units	**	625.38
(1)	Targa Resources Corp Fixed 09/15/2030 4.90%	394,000	units	**	407.54
(1)	Tesla Electric Vehicle Trust 2023-1 Mortgage Bond 06/20/2028 5.38%	96,052	units	**	96.93
(1)	TIF Funding III LLC Mortgage Bond 04/20/2049 5.48%	260,625	units	**	262.28
(1)	Toronto-Dominion Bank Fixed 07/17/2028 5.52%	588,000	units	**	624.22
(1)	Toyota Auto Receivables 2022-D Owner Trust Mortgage Bond 04/17/2028 5.43%	1,000,000	units	**	1,018.55
(1)	Toyota Motor Corp Fixed 06/30/2030 4.45%	849,000	units	**	859.97
(1)	Truist Financial Corp Fixed 03/02/2027 1.27%	450,000	units	**	449.63
(1)	Truist Financial Corp Fixed 01/26/2029 4.87%	613,000	units	**	635.75
(1)	Truist Financial Corp Fixed 10/23/2036 4.96%	629,000	units	**	629.32
(1)	UnitedHealth Group Inc Fixed 04/15/2033 4.50%	613,000	units	**	616.32
(1)	US Bancorp Fixed 06/12/2029 5.78%	587,000	units	**	612.11
(1)	United States Treasury Note/Bond Fixed 11/30/2027 3.38%	3,700,000	units	**	3,703.99
(1)	United States Treasury Note/Bond Fixed 09/30/2029 3.50%	3,000,000	units	**	3,014.35
(1)	United States Treasury Note/Bond Fixed 10/31/2027 3.50%	700,000	units	**	704.37
(1)	United States Treasury Note/Bond Fixed 08/31/2027 3.63%	355,000	units	**	360.16
(1)	United States Treasury Note/Bond Fixed 08/31/2030 3.63%	1,900,000	units	**	1,918.09
(1)	United States Treasury Note/Bond Fixed 04/30/2027 3.75%	1,600,000	units	**	1,615.17
(1)	United States Treasury Note/Bond Fixed 08/31/2026 3.75%	596,000	units	**	604.17
(1)	United States Treasury Note/Bond Fixed 08/15/2033 3.88%	2,535,000	units	**	2,555.1
(1)	United States Treasury Note/Bond Fixed 07/31/2027 3.88%	3,250,000	units	**	3,321.62
(1)	United States Treasury Note/Bond Fixed 07/31/2030 3.88%	2,700,000	units	**	2,765.75
(1)	United States Treasury Note/Bond Fixed 03/31/2027 3.88%	6,700,000	units	**	6,794.93
(1)	United States Treasury Note/Bond Fixed 11/15/2035 4.00%	925,000	units	**	918.43
(1)	United States Treasury Note/Bond Fixed 07/31/2030 4.00%	7,452,000	units	**	7,676.94
(1)	United States Treasury Note/Bond Fixed 07/31/2032 4.00%	450,000	units	**	460.49
(1)	United States Treasury Note/Bond Fixed 07/31/2028 4.13%	5,000,000	units	**	5,161.73
(1)	United States Treasury Note/Bond Fixed 05/15/2035 4.25%	1,485,000	units	**	1,508.57
(1)	United States Treasury Note/Bond Fixed 11/15/2034 4.25%	2,951,000	units	**	3,003.94
(1)	United States Treasury Note/Bond Fixed 12/31/2029 4.38%	5,325,000	units	**	5,471.02
(1)	United States Treasury Note/Bond Fixed 11/15/2045 4.63%	150,000	units	**	148
(1)	United States Treasury Note/Bond Fixed 04/30/2029 4.63%	600,000	units	**	624.34
(1)	United States Treasury Note/Bond Fixed 08/15/2055 4.75%	325,000	units	**	326.73
(1)	United States Treasury Note/Bond Fixed 11/15/2043 4.75%	1,103,000	units	**	1,113.75
(1)	United States Treasury Note/Bond Fixed 08/15/2045 4.88%	130,000	units	**	134.12
(1)	United States Treasury Note/Bond Fixed 05/15/2045 5.00%	675,000	units	**	699.75
(1)	Vantage Data Centers Issuer LLC Mortgage Bond 10/15/2046 2.17%	695,000	units	**	681.52
(1)	Ventas Realty LP Fixed 07/15/2032 5.10%	432,000	units	**	457.34
(1)	Verdant Receivables 2025-1 LLC Mortgage Bond 05/12/2033 4.96%	328,000	units	**	335.06
(1)	Verizon Communications Inc Fixed 03/21/2031 2.55%	721,000	units	**	664.5
(1)	Verizon Master Trust Mortgage Bond 08/22/2033 4.60%	525,000	units	**	524.99
(1)	Verus Securitization Trust 2024-9 Mortgage Bond 11/25/2069 5.44%	121,849	units	**	123.24
(1)	Vistra Operations Co LLC Fixed 10/15/2028 4.30%	388,000	units	**	392.27
(1)	Wells Fargo and Co Fixed 01/23/2030 5.20%	1,200,000	units	**	1,264.1
(1)	Wells Fargo and Co Fixed 07/25/2029 5.57%	587,000	units	**	622.39
(1)	Welltower OP LLC Fixed 07/01/2030 4.50%	472,000	units	**	488.48
(1)	Westlake Automobile Receivables Trust 2025-P1 Mortgage Bond 06/15/2029 4.58%	174,000	units	**	175.97
(1)	Williams Cos Inc/The Fixed 01/15/2031 7.50%	534,000	units	**	625.16
(1)	Wingspire Equipment Finance 2024-1 LLC Mortgage Bond 09/20/2032 4.99%	180,908	units	**	182.23
(1)	Wisconsin Public Service Corp Fixed 12/01/2029 4.55%	167,000	units	**	170.82
(1)	RCKT Mortgage Trust 2024-CES1 Mortgage Bond 02/25/2044 6.03%	400,519	units	**	405.83
(1)	Zayo Issuer LLC Mortgage Bond 06/20/2055 5.95%	581,609	units	**	597.77
(1)	Cash Held by GIC Trusts	1,084,969	units	**	884.47

(1)	Wrapper for American United Life Synthetic GIC	1	units	**	9
(1)	Wrapper for Citibank Synthetic GIC	1	units	**	16
	Total GIC investments				417,815.93

*	United Parcel Service, Inc.	11,065,754 shares of class A common stock		**	1,097,612

	Investments in self-managed accounts			**	1,001,894

	Total investments at fair value				$15,212,963

*	Various notes receivable from participants	Interest rates between 4.25% to 11.6% and maturity dates through 2040		***	35,424

	Total notes receivable from participants and investments at fair value				$15,248,387

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed
***	Net of deemed distributions of $374
(1)	GIC owned investment reported at market value
+	Represents unitized accounts

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 18, 2026	By:	/s/ B.J. Dorfman
B.J. Dorfman
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP